UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CAZOO GROUP LTD.

(Name of Issuer)

Class A Ordinary Shares, par value $0.20 per share

(Title of Class of Securities)

G2007L121

(CUSIP Number)

Michael Ellis
Chief Operating Officer & Chief Compliance Officer

Inherent Group, LP

530 Fifth Avenue, Suite 702

New York, NY 10036

(646) 494-0202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 39,283
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 39,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 39,283
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 39,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN, HC

2 The The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opp GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 264,269
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 264,269

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,269
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%[3]
14.	TYPE OF REPORTING PERSON (see instructions) HC

3 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 224,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 224,986

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,986
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% [4]
14.	TYPE OF REPORTING PERSON (see instructions) PN

4 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 224,986
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 224,986

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,986
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[5]
14.	TYPE OF REPORTING PERSON (see instructions) HC

5 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 92,851
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 92,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,851
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% [6]
14.	TYPE OF REPORTING PERSON (see instructions) PN

6 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 92,851
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 92,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,851
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[7]
14.	TYPE OF REPORTING PERSON (see instructions) HC, PN

7 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 92,851
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 92,851

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,851
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%[8]
14.	TYPE OF REPORTING PERSON (see instructions) HC

8 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 357,120
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 357,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,120
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%[9]
14.	TYPE OF REPORTING PERSON (see instructions) IA

9 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 357,120
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 357,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,120
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%[10]
14.	TYPE OF REPORTING PERSON (see instructions) HC

10 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 357,120
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 357,120

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,120
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%[11]
14.	TYPE OF REPORTING PERSON (see instructions) IN

11 The percentages set forth herein are calculated based on 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the December 2023 Reverse Stock Split (as defined below) and the issuance of the New Shares (as defined below), as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

CUSIP No. G2007L121	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to Class A ordinary shares, par value $0.20 (the “Ordinary Shares”) of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The principal executive office of the Issuer is located at 40 Churchway, London, NW1 1LW, United Kingdom.

Item 2.  Identity and Background.

(a) This Statement is filed by

(i) Inherent Credit Opportunities Master, LP, a Cayman Islands exempted limited partnership (the “Credit Master Fund”);

(ii) Inherent Credit Opportunities GP, LP, a Delaware limited partnership (the “Credit GP”) and general partner of the Credit Master Fund;

(iii) Inherent ESG Opportunity Master, LP, a Cayman Islands exempted limited partnership (the “ESG Master Fund”);

(iv) Inherent ESG Opportunity GP, LLC, a Delaware limited liability company (the “ESG GP”) and general partner of the ESG Master Fund;

(v) Inherent ESG Opp GP, LLC, a Delaware limited liability company (“ESG Opp GP”) and general partner of each of the Credit GP and the ESG GP;

(vi) Inherent Private Opportunities 2021, LP, a Delaware limited partnership (“IPO2021” and together with the Credit Master Fund and the ESG Master Fund, the “Funds”);

(vii) Inherent Private Opportunities 2021 GP, LP, a Delaware limited partnership (“IPO2021 GP”) and general partner of IPO2021;

(viii) Inherent Private Opportunities 2021 GP, LLC, a Delaware limited liability company (“IPO2021 GP LLC”) and general partner of IPO2021 GP;

(ix) Inherent Group, LP, a Delaware limited partnership (“Inherent”) and investment adviser to each of the Funds;

(x) Inherent Group GP, LLC, a Delaware limited liability company (“Inherent GP”) and the general partner of Inherent; and

(xi) Anthony Davis, a United States citizen and the chief executive officer and chief investment officer of Inherent (“Mr. Davis” and together with the persons listed in (i) through (x), the “Reporting Persons”).

(b) The principal business address of the Credit Master Fund and the ESG Master Fund is c/o Maples Corporate Services Ltd., Ugland House, South Church Street, Grand Cayman, Cayman Islands KY1-1104. The principal business address of the Reporting Persons (other than the Credit Master Fund and the ESG Master Fund) is 530 Fifth Avenue, Suite 702, New York, NY 10036.

(c) The principal present employment or occupation of Mr. Davis is chief executive officer and chief investment officer of Inherent.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 9, 2022, the Funds entered into a Purchase Agreement with the Issuer and the other parties thereto (the “Purchase Agreement”), pursuant to which the Credit Master Fund agreed to purchase $5,500,000 in principal amount of 2.00% Convertible Senior Notes due 2027 (the “Notes”), the ESG Master Fund agreed to purchase $31,500,000 in principal amount of the Notes and IPO2021 agreed to purchase $13,000,000 in principal amount of the Notes. On February 16, 2022 (the “Closing Date”), the Issuer issued $630,000,000 in aggregate principal amount of the Notes (including the Notes purchased by the Funds on February 9, 2022) pursuant to an Indenture, dated February 16, 2022 (the “Indenture”), between the Issuer and U.S. Bank Trust Company, National Association, as trustee.

The source of the funds used to acquire the Notes reported herein was the investment capital of the Funds.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

On September 20, 2023, the Issuer and certain of its subsidiaries entered into a transaction support agreement (together with the Transaction Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with the Funds and certain other noteholders representing more than 75% of the Issuer’s $630 million aggregate principal amount of outstanding Notes (together with the Reporting Persons, the “Consenting Noteholders”) and shareholders representing more than 25% of the Issuer’s outstanding Ordinary Shares.

The Transaction Support Agreement contemplated that, among the transactions and actions proposed thereby (the “Transactions”), the Issuer would conduct an exchange offer (the “Exchange Offer”) pursuant to which it would issue to each current holder of Notes, upon the tender and cancellation of all $630 million aggregate principal amount of outstanding Notes, such holder’s pro rata share of (i) $200 million aggregate principal amount of new senior secured notes due February 2027 (the “New Notes”) and (ii) a number of Ordinary Shares (the “New Shares”) which will represent 92% of the Ordinary Shares outstanding after completion of the Transactions. Pursuant to, and subject to the terms and conditions of, the Transaction Support Agreement, each Consenting Noteholder agreed, among other things, to tender its Notes in the Exchange Offer.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference herein.

On December 6, 2023, in connection with the Issuer’s consummation of the Transactions contemplated by the Transaction Support Agreement, including the Exchange Offer, (i) the Credit Master Fund acquired 39,283 New Shares and $1,746,032 principal amount of New Notes upon tendering all of its $5,500,000 principal amount of Notes, (ii) the ESG Master Fund acquired 224,986 New Shares and $9,999,999 principal amount of New Notes upon tendering all of its $31,500,000 principal amount of Notes and (iii) IPO2021 acquired 92,851 New Shares and $4,126,984 principal amount of New Notes upon tendering all of its $13,000,000 principal amount of Notes. The Funds provided no consideration for their acquisition of such New Shares and New Notes other than their tender to the Issuer of their Notes pursuant to the Exchange Offer.

Item 4.  Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the New Shares and the New Notes for investment purposes in connection with the consummation of the Transactions.

The Reporting Persons have had discussions and may have further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations have covered or may cover a range of issues, including those relating to the business of the Issuer; management; board composition and other governance matters; investor communications; operations; capital allocation; capital structure; issuances of securities; dividend policy; debt obligations; contractual obligations; financial condition, results of operations and cash flows; mergers and acquisitions strategy; strategic transactions; asset sales; overall business strategy; executive compensation; and environmental, social and governance matters related to the Issuer’s business and stakeholders. The Reporting Persons have had or may have similar conversations with other securityholders of the Issuer or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer and may negotiate and enter appropriate confidentiality or similar agreements (which may contain, among other things, standstill provisions).

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of any communications referenced above, actions taken by the board, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the New Shares, the New Notes or the Ordinary Shares, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional New Shares, New Notes, Ordinary Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to New Notes, New Shares, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons’ investment position in the Issuer.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The percentages reported in this Schedule 13D are calculated based upon 4,891,002 Ordinary Shares estimated to be outstanding as of December 6, 2023, after giving effect to each of the 1-for-100 reverse stock split of the Ordinary Shares effective December 5, 2023 (the “December 2023 Reverse Stock Split”) and the issuance of the New Shares, as reported in the Issuer’s 424B3 Prospectus filed with the SEC on December 21, 2023.

Credit GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the Credit Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Credit GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

ESG GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the ESG Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that ESG GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

IPO2021 GP and IPO2021 GP LLC disclaim beneficial ownership over all securities beneficially owned by IPO2021, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that IPO2021 GP and IPO2021 GP LLC are the beneficial owners of such securities for any other purpose.

Inherent, Inherent GP and Mr. Davis disclaim beneficial ownership over all securities beneficially owned by the Funds, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Schedule 13D shall not be deemed an admission that Inherent, Inherent GP and Mr. Davis are the beneficial owners of such securities for any other purpose.

(c) Except as disclosed in this Statement, no transactions in the New Shares, the New Notes or the Ordinary Shares were effected during the past sixty days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Exchange Offer

The Exchange Offer expired on December 4, 2023, at which time all $630 million aggregate principal amount of outstanding Notes were validly tendered and accepted.  The settlement of the Exchange Offer occurred on December 6, 2023 (the “Closing Date”), and the Notes were discharged on the Closing Date.

In connection with the Transactions, the Issuer’s board of directors was reduced to five members, comprised of one existing legacy director and four new directors chosen by certain Consenting Noteholders (other than the Reporting Persons) (the “New Board”).

Also effective December 6, 2023, upon consummation of the Transactions contemplated by the Transaction Support Agreement, the Transaction Support Agreement was automatically terminated.

New Notes

In connection with the Transactions, the Issuer issued $200 million aggregate principal amount of New Notes, pursuant to the indenture dated December 6, 2023 regarding the New Notes (the “New Notes Indenture”).  Interest will accrue from the date of issuance of the New Notes at a rate of 6.00% per annum, with a minimum of 4.00% per annum payable in cash and, at the option of the Issuer, up to 2.00% per annum payable in kind.  The New Notes will mature on February 16, 2027, unless earlier redeemed or repurchased in accordance with the terms of the New Notes. The New Notes are not convertible into New Shares.

The foregoing description of the New Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the New Notes Indenture, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated by reference herein.

Investor Rights Agreement

In connection with the consummation of the Transactions and the issuance of the New Notes, on the Closing Date, the Issuer and the Consenting Noteholders (including the Funds) entered into a new investor rights agreement (the “Investor Rights Agreement”).  Among other things, the Investor Rights Agreement provides certain board nomination rights with respect to the members of the New Board.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated by reference herein.

New Registration Rights Agreement

In connection with the consummation of the Transactions and the issuance of the New Notes, on the Closing Date, the Issuer, the Consenting Noteholders (including the Funds) and certain of the Issuer’s existing equityholders entered into a new registration rights agreement (the “New Registration Rights Agreement”), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of the New Shares held by the holders of the New Notes.  The New Registration Rights Agreement also provides for customary piggyback registration rights and underwritten shelf takedowns by the holders of New Notes, and provides that the Issuer’s existing resale shelf registration statement will remain outstanding for a specified period of time.

The foregoing description of the New Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the New Registration Rights Agreement, a copy of which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated by reference herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership of all New Shares, New Notes, Ordinary Shares or other securities held or otherwise beneficially owned by any of the other Consenting Noteholders. The Reporting Persons have not agreed to act together with any other persons for the purposes of acquiring, disposing, holding or voting any Ordinary Shares or other securities of the Issuer, and expressly disclaim beneficial ownership of any Ordinary Shares or other securities of the Issuer held by any other persons.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated December 21, 2023.

Exhibit 99.2	Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.3	Transaction Support Agreement, dated September 20, 2023 (incorporated herein by reference to the Transaction Support Agreement attached as Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on September 20, 2023).

Exhibit 99.4	New Notes Indenture, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 99.5	Investor Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.8 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 99.6	New Registration Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.9 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

CUSIP No. G2007L121	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023

INHERENT CREDIT OPPORTUNITIES MASTER, LP
By: Inherent Credit Opportunities GP, LP, its general partner
By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

Inherent Credit Opportunities GP, LP
By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY MASTER, LP
By: Inherent ESG Opportunity GP, LLC, its general partner
By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY GP, LLC
By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021, LP
By: Inherent Private Opportunities 2021 GP, LP, its general partner
By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LP
By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP, LP
By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

ANTHONY DAVIS

By:	/s/ Anthony Davis

CUSIP No. G2007L121	13D

Exhibit Index

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated December 21, 2023.

Exhibit 99.2	Purchase Agreement, dated as of February 9, 2022 (incorporated herein by reference to the Purchase Agreement attached as Exhibit 99.1 of the Issuer’s current report on Form 6-K filed with the Commission on February 16, 2022).

Exhibit 99.3	Transaction Support Agreement, dated September 20, 2023 (incorporated herein by reference to the Transaction Support Agreement attached as Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on September 20, 2023).

Exhibit 99.4	New Notes Indenture, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 99.5	Investor Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.8 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).

Exhibit 99.6	New Registration Rights Agreement, dated as of December 6, 2023 (incorporated herein by reference to Exhibit 99.9 to the Issuer’s current report on Form 6-K filed with the Commission on December 7, 2023).